Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund is open to all investors, with a $5k minimum investment



Yieldstreet Prism Fund

With a single investment, the Yieldstreet Prism Fund allows you to build a fixed-income portfolio, spread across multiple asset classes selected by Yieldstreet. Since the initial offering on March 11, 2020, the Fund has raised over $40 million. Currently, the Fund has holdings in six asset classes: Art, Commercial, Consumer, Legal, Real Estate, and is also invested in Corporate preferred bonds.

Distribution rate[1] 7%

Fund termination date[2] March 2024

- $5k minimum investment
- No offers will be made to or accepted from investors residing in or located in NE or ND at this time[3]
- Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested[1]

Invest here

Highlights

Your portfolio builder
With one allocation, you invest across multiple alternative asset classes, adding diversification to your overall investment portfolio. See the Fund's top holdings.

Exclusive access
Yieldstreet strives to bring investors innovative and exclusive investing opportunities. Access to the Fund, which is focused on income generation, is available exclusively at Yieldstreet.

Quarterly distributions
Distributions are expected to be made to investors quarterly, subject to the authorization of the Fund's Board of Directors. The first two distributions were paid on June 12 and September 17, 2020. The next distribution is expected to be paid on December 17, 2020.[1]

Option for limited liquidity
Beginning June 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from existing investors, subject to approval by the Fund's Board of Directors and to certain limitations outlined in the Fund's prospectus.[3]

Distribution Reinvestment
Investors may opt in to automatically reinvest their cash distributions back into the Fund through our Dividend Reinvestment Program (DRIP) and may adjust this setting at any time in the settings of their Investments under View portfolio.

Transparent fee structure
No load or redemption fees. Management fees and expenses are only charged on invested assets. No fees are charged for money in the Fund that is not invested. See fee summary here.

Please note that the investment process for the Yieldstreet Prism Fund is different from that of other Yieldstreet offerings. There is a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Yieldstreet Wallet and invested in the Fund. For additional detail, see the "Preparing to Invest" section below.

Investment summary

Weighted average portfolio yield

As of November 4, 2020, the weighted average yield of the Fund's assets, excluding cash and cash equivalents, was 9.79%. The weighted average yield was determined by computing the average yield on the Fund's investment portfolio, excluding cash and cash equivalents, weighted for the size of each portfolio investment.

Get to know the Fund: Webinar recording



The Yieldstreet Prism Fund: A Deep Dive

Schedule	
Cash distribution schedule	Quarterly
Fund termination date[2]	March 2024
Anticipated repurchase offers schedule[3]	Quarterly

Fee summary	
Annual management fee[4]	1.0%
Maximum annual administrative expenses[5]	0.5%
Annual leverage expenses[8]	-
Total fees	1.5%

Management fees and administrative expenses are paid by the Fund and are not deducted from distributions.

Structure	
Tax document	1099-DIV
Fund structure	Closed-end fund

Fund Prospectus - What risks and other information should I consider?

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How will the Fund's assets be allocated?

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve this objective, the Fund allocates its assets with a focus on income, seeking asset-backed and cash flow backed opportunities across asset classes.

A detailed overview of the investment strategy of the Fund can be viewed here.

Below is a snapshot of some of the current holdings of the Fund

Art
The investment, originated by Athena Art Finance Corp., an affiliate of Yieldstreet, is secured by a diversified pool of fifteen blue-chip artworks. The investment has a minimum coupon of 8.25% per annum over a term of 38 months. In October, the Fund increased its original participation of $4.170M to $4.37M in order to finance the purchase of two new pieces of artwork collateral added to the pool.

Real Estate
The investment, originated by Borrow, is secured by a newly built co-living apartment property in Hollywood, California. The Fund's participation pays a coupon of 8.75% per annum (net of servicing fees to Borrow) over a term of 24 months.

Legal
The investment, in a legal finance fund that invests in both individual and pools of legal finance transactions, has a fixed coupon of 14% per annum, and will be entitled to additional interest if the legal finance fund's net returns, after repayment in full of principal, exceed 14%. In October, the Fund increased its original participation by $500,000.

Commercial
The investment, originated by a firm that provides credit facilities to specialty finance companies, is a $475,000 participation in the sub-senior tranche of an $85M senior secured credit facility to a provider of merchant cash advances. This investment has a fixed coupon of 13.5% per annum over a term of 48 months, subject to extension.

Commercial
The investment is a secured note with a 1st mortgage on a model home. The model home was built by one of the oldest franchisees of one of the largest independently owned and operated homebuilding companies in the United States. The secured note is interest only, with an interest rate equal to 8.99% per annum over a term of 17 months.

Commercial
The investment, originated by Align Business Finance, is a 50% participation interest in the current outstanding principal balance of an approximately $8M equipment loan to a company that owns and operates roughly 3,000 acres of fruit tree orchards and several facilities across CA, OR, and WA. The investment has a target interest rate of 10% per annum over a term of 21 months.

Commercial
This investment, originated by Align Business Finance, is a 50% participation interest in an equipment lease with an initial base value of approximately $6M and was provided to a Texas-based freight brokerage company offering transportation services including truckload, less than truckload, and intermodal services. The investment has a target interest rate of 10% per annum over a term of 34 months.

Consumer
The investment is a $1.45M assignment of the funded portion of a subordinated promissory note in a secured revolving credit facility of up to $160M. The facility is secured by a diversified pool of consumer loans. The subordinated promissory note is subordinated to a senior promissory note. The investment has a fixed coupon with a targeted rate of 12%. The initial term is 11 months (interest-only draw period), followed by up to 24 months of amortization. The initial term is subject to extension.

Consumer
The investment is a $5M multi-tranche term loan facility to Luther Appliance and Furniture Sales Acquisition, an online retailer of furniture, electronics, appliances and vacations that focuses on consumers who pay for their purchases under retail installment contracts. The company was acquired by a group of private investors in October of 2019. The new owners have made significant upgrades to the online sales portal. The investment has a target interest rate of 12% per annum (comprised of 10% per annum interest plus a 2% per annum management fee) and an initial term of 38 months.

The Fund's top 5 holdings

as of 10/31/20

Asset class	Value	Yield	% of Fund
Art	4,370,000	8.25%	12.27%
Legal	3,300,000	14.00%	8.82%
Real Estate	3,000,000	8.75%	8.02%
Commercial	2,997,945	10.00%	8.01%
Commercial	1,477,171	8.99%	3.95%

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

How to invest

Step 1 — Prepare your account
In order to invest in the Yieldstreet Prism Fund, your investor account setup must be complete on Yieldstreet's website. We highly recommend pre-funding your Yieldstreet Wallet, as this helps to ensure a seamless investing process.

Step 2 — Submit your Investment
Submit your desired allocation for the Yieldstreet Prism Fund. Funds will be pulled from your Yieldstreet Wallet a few days later. At times, we may temporarily stop taking in new investments. When this happens, you can expect it to reopen within a few days.

Step 3 — Your investment becomes active
Once investor funds are pulled from the Yieldstreet Wallet, it takes approximately two business days for investments to be made in the Fund and for your investment to officially become active.

Invest in the Yieldstreet Prism Fund today

Investments will be accepted here

Resources

- Prospectus
- Yieldstreet Prism Fund FAQ
- Investment Strategy

Documents

Distribution Notice 19a1 for Sept 2020
Distribution Notice 19a1 for June 2020
Holdings as of June 30, 2020
Holdings as of March 31, 2020

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the initial quarterly distribution declared by the Fund's Board of Directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. [illegible]

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. [illegible]

3 [illegible]

4 [illegible]

5 [illegible]

6 [illegible]

7 [illegible]

8 [illegible]

[illegible]

1,507 unique investors already invested in the Yieldstreet Prism Fund

Yieldstreet Prism Fund has holdings in 6 asset classes - see Holdings here

ase shares from investors at the discretion of the Fund's Board of Directors and depending upon t

As of November 4, 2020, the weighted average yield of our assets, excluding cash and cash equivalents, was 9.79%

Distribution Rate

Reflects the rate computed for the initial quarterly distribution of $0.175 based on the initial offering price of $10 per share. Two distributions of $0.175 per share were made in June and September. The Fund's Board of Directors declared a third distribution to stockholders in the amount of $0.175 per share, which will be paid on December 17, 2020 to stockholders of record as of December 9, 2020[1]. For more details, you can access our distribution rate article here.


Coming soon

Fund › Multi-asset

Yieldstreet Prism Fund

With a single investment, the Yieldstreet Prism Fund allows you to build a fixed-income portfolio, spread across multiple asset classes selected by Yieldstreet. Since the initial offering on March 11, 2020, the Fund has raised over $40 million. Currently, the Fund has holdings in six asset classes: Art, Commercial, Consumer, Legal, and Real Estate, and is also invested in Corporate preferred bonds.

No offers will be made in or accepted from NE or ND at this time 4

7%
Distribution rate 1

40 mo.
Fund termination date 2
Option for limited liquidity approximately June 2021 3

$5,000 - $250,000 investment

100%
Remaining
$43M of $43M

Learn more about Yieldstreet Prism Fund at YieldstreetPrismFund.com (Opens in a new window)

Access the Prism Fund Prospectus and other important information on our Yieldstreet Prism Fund microsite.

Learn More

1 Reflects the initial quarterly distribution declared by the Fund's Board of Directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's Board of Directors declared a distribution to stockholders in the amount of $0.1750 per share to be paid on December 17, 2020 to stockholders of record as of December 9, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

4 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Are investors in all 50 US states able to invest in the Prism Fund?

The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or Texas or to persons residing or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.